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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDWOOD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA, 26TH FLOOR
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GENE KAPLAN (212) 742-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA, 26TH FLOOR	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
FEB 27 2004
538

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GENE KAPLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDWOOD SECURITIES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDWOOD SECURITIES, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003

MIDWOOD SECURITIES, INC.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of Midwood Securities, Inc.:

We have audited the accompanying statement of financial condition of Midwood Securities, Inc. as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Midwood Securities, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

January 31, 2004 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

MIDWOOD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 940,101
Cash and securities segregated for the exclusive benefit of customers	183,485
Receivable from clearing broker	274,010
Receivable from other brokers and dealers	131,902
Investment in U.S. government securities and annuity at surrender value	677,877
Investment – at fair value	231,594
Furniture, fixtures and leasehold improvements, less accumulated depreciation and amortization of $448,489	122,994
Secured demand notes receivable	300,000
Other assets	192,475
	$ 3,054,438

LIABILITIES AND STOCKHOLDER'S EQUITY

Employee compensation payable	$ 199,647
Accounts payable, accrued expenses and other liabilities	944,956
Deferred rent	125,097
	1,269,700
Commitments	
Subordinated borrowings	300,000
Stockholder's equity	
Common stock, no par - authorized, issued and outstanding, 200 shares	300,000
Retained earnings	1,184,738
Total stockholder's equity	1,484,738
	$ 3,054,438

The accompanying notes are an integral part of this financial statement.

MIDWOOD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Midwood Securities, Inc. (the "Company"), was incorporated on December 16, 1988. The Company is a registered broker-dealer with the Securities and Exchange Commission, and is member of New York Stock Exchange and the National Association of Securities Dealers, Inc. The Company operates as an introducing broker and is exempt from the requirements of SEC rule 15c3-3 under paragraph k(2)(ii).

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company seeks to control the risk associated with customers transactions by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

The Company is also engaged in various securities and brokerage activities in which counterparties primarily include banks and other financial institutions. The Company may be exposed to off-balance-sheet risk in the event the other party is unable to fulfill its contracted obligation and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a) Proprietary securities transactions, commission revenues, and related expenses are recorded on a trade date basis

b) Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting unrealized gains and losses reflected in the statement of operations. From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

c) Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

NOTE 2 - CONTINUED

d) Furniture, fixtures and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using a straight-line method over the estimated useful lives of the assets. Leasehold improvements are being amortized on a straight-line basis over the term of the operating lease.

e) The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code and New York State tax law. Under these provisions, any income or loss of the Company is passed through to stockholder. The Company is subject to certain state and local taxes which are reflected in the financial statements.

f) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Actual results may differ from those estimates.

g) The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits.

NOTE 3 - CASH AND SECURITIES SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

Cash has been segregated in a special reserve account, maintained at the Company's clearing broker, to satisfy reserves established for potential future commission rebates to customers.

NOTE 4 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 2003 and received in January 2004. The deposit with the clearing organization of $100,000 is required by the clearing agreement and included in investments in U.S. government securities on the Statement of Financial Condition.

NOTE 5 - SUBORDINATED BORROWINGS

Subordinated borrowings at December 31, 2003, consist of three secured demand notes of $100,000 each maturing on June 30, 2004, September 3, 2004 and December 31, 2004. The secured demand notes bear interest at 5% per annum and are collateralized by cash and securities in the amount of $376,000 at December 31, 2003. The secured demand notes are available in computing net capital under the Securities and Exchange Commission uniform net capital rule.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases two NYSE seats and office space in New York and New Jersey under operating leases through January 2010. In addition to base rent, the leases provide for the Company to pay certain expenses. The Company subleases part of the New York office to a third party for approximately 27%. of the monthly rent. Rent expense under these leases, net of sublease income of $97,190, was approximately $274,000 for the year ended December 31, 2003. The approximate minimum annual lease payments for office space and NYSE seats at December 31, 2003 are as follows:

Year ended December 31	Minimum lease payments
2004	$ 494,000
2005	365,000
2006	352,000
2007	333,000
2008	333,000
Thereafter to January 31, 2010	361,000
	$2,238,000

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company leases from its stockholder one of its NYSE membership seats under an agreement which expires May 31, 2004. Lease expense paid to this stockholder totaled to $241,667 for the year ended December 31, 2003.

NOTE 8 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as define, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,085,081 which was $835,081 in excess of the required minimum net capital at that date of $250,000. The Company's aggregate indebtedness to net capital ratio was 1.06 to 1.